PREINCORPORATION SUBSCRIPTION AGREEMENT

1. WHEREAS, it is contemplated that a corporation hereinafter referred to as proposed corporation will be organized for the purpose of engaging general business of mining and mineral exploration operations, and all necessary of The Gold Ore Mining Company, pursuant to the terms of agreements to be entered activities relating thereto, and to confine such operations to holdings or situations into between said proposed corporation as Lessee, and the said The Gold Ore Mining Company as Lessor, and

2. WHEREAS, it is contemplated that said proposed corporation will have an authorized capitalization consisting of 10,000 shares of common No Par Value stock, and' the corporate name of ________________________________________ and

3. WHEREAS, it is contemplated that said proposed corporation shall qualify under Code Section 1371-1377 of the 1954 Internal Revenue Code as a Tax Option corporation for the purpose of reporting its annual operations to the Internal Revenue Service in the manner as followed by co-partnerships, thus said proposed corporation will pay no income tax instead each of the proposed corporation's stockholders will include in his personal tax return his proportionate share of the Net Taxable Income (or loss) figure that will appear in said proposed corporation's annual operation information that it files with the Collector of Internal Revenue and

4. WHEREAS, included in the requirements to qualify as a Tax: Option corporation are the following qualifications of the proposed corporations stockholders: (a) that the proposed corporation can have no non-resident alien stockholders (b) that total stockholders cannot exceed ten (10); (c) that only individuals or estates can be stockholders (d) that all stockholders must sign the proper form consenting to the proposed corporation attaining
a. Tax: Option status (e) that any new stockholder, resulting from replacement or addition to the original group, as required to sing the consent forms the proposed corporation's Tax Option status. Failure to maintain the con-sent of 100 per cent of the stockholders to the proposed corporation's Tax Option status automatically restores the proposed corporation to the regular corporate classification of reporting its annual operations to the Internal Revenue Service, and a renewal of its Tax Option status cannot be again obtained within 5 years and

5. WHEREAS, the nature of said proposed corporation's activities during an initial indeterminate period of its existence, in performing under the lease agreements, will be exclusively that of exploration, rehabilitation and development with the attendant disbursement of its capital in defraying the costs thereof, there being no income of any nature expected during this initial period, and

6. WHEREAS, the nature of the proposed corporation's operating expenditures under the lease agreement, will be substantially if not entirely properly classified as exploration and development expense and thus fully quailfied as tax deductible expenditures for mine exploration and development, allowed under Section 615 (a) (c) and Section 616 of the Internal Revenue Code, up to the amount of $400,000.00 and

7. WHEREAS. through the combination of the Tax Option election as outlined in Paragraph 3, and the tax deductible expenditures as set out in Paragraph 6 hereof said proposed corporation will report in its fiscal year information return to the Collector of Internal Revenue an operating loss and each stockholder of the proposed corporation will have passed on to him his proportionate share of such operating loss to be used as a tax deductible expense item in the computation of his individual tax liability and

8. WHEREAS. each of the undersigned desires to subscribe for the shares of said proposed corporation in the amount as set out below.

9. NOW, THEREFORE, the undersigned, in consideration of the premises and in consideration of the promises of each to each other herein setforth, do hereby severally subscribe for the No Par Value common stock of said proposed corporation in the amount as set out below and do hereby severally agree with each other and with said proposed corporation that they will accept and pay the purchase price for such shares in cash at the time and in the amounts set forth in Paragraph 14 below, in accordance with this agreement.

10. It is mutually agreed that C. W. Turner shall determine all matters in connection with the incorporation of said proposed corporation, to fully complement the intended Tax Option status, including form and content of the Articles of Incorporation, Bylaws and application to the necessary governmental bodies for permit to issue stock of said "proposed corporation that the consultations with legal and tax counsel by C. W. Turner, to the extent he deems necessary in performing this work, is mutually approved.

11. It is further agreed that all costs and expenses in connection with the said pre-incorporation and incorporation activities, including the drafting of this document, shall be charged to and paid by said proposed corporation and that as compensation to C. W. Turner for services under this agreement and to be rendered to said corporation in a management consultant capacity, a fee equal to 10 per cent of the total capital paid into the proposed corporation under this agreement shall be paid to C. W. Turner at the times that such capital is received by the corporation and that the corporation shall reimburse C. W. Turner for any such costs paid by him upon his presentation to said proposed corporation of a paid invoice that will substantiate such reimbursement expenditure.

12. It is further agreed that within ten days after receiving notice from
C. W. Turner that the necessary permit to issue stock has been received by the proposed corporation, a copy of said permit to be delivered with said notice, the undersigned will pay into the treasury of said proposed corporation in cash in payment for stock, all of his total commitment subscribed to herein.

Subscriber
Name
Name

13. Each of the contracting parties does hereby severally agree with each other and with the said proposed corporation to sign the necessary consent forms to allow the corporation to attain a Tax Option status and to continue such consent until such time as the corporation's Board of Directors shall vote its termination. Each party also severally agrees with each other and with said proposed corporation that he will not dispose of or transfer his interest herein or any part thereof if such disposal shall terminate the corporation I S Tax Option status. and each party hereto declares that he is a United States citizen.

14. It is further agreed that the Board of Directors of said proposed corporation will be able to expand or contract its membership from three to eleven by a majority vote of said Board, and that the first meeting of said Board shall be held as soon as the said corporation is formed and it has qualified it self to do business that at said meeting, the outlining of policy and the delegation of authority to carry out said policy shall be accomplished.

This Agreement may be executed in any number of counterparts which, taken together, shall constitute the same agreement.